FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

August 17, 2012

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on August 17, 2012 at Denver, Colorado via PR Newswire.

4.	Summary of Material Change

The United States Bureau of Land Management (BLM) Rawlins Field Office has released the Final Environmental Impact Statement (EIS) for the proposed Lost Creek uranium in situ recovery project in Sweetwater County, Wyoming.

The Final EIS is not a decision document. A Record of Decision is expected to be signed shortly after the Final EIS availability period closes thirty (30) days from today.

5.	Full Description of Material Change

The BLM Rawlins Field Office has released the Final Environmental Impact Statement (EIS) for the proposed Lost Creek uranium in situ recovery project in Sweetwater County, Wyoming.

The BLM has selected the Drying Yellowcake On-Site Alternative as the preferred alternative in the Final EIS. This action involves drying the uranium oxide into a solid yellowcake product. Housing the drying-packaging facility within the processing plant will reduce shipments from the site, resulting in fewer transportation-related impacts, fewer wildlife disturbances, and cleaner air quality. The Final EIS is not a decision document. A Record of Decision is expected to be signed shortly after the Final EIS availability period closes thirty (30) days from today.

The Lost Creek Project will be fully authorized for construction with the receipt of the BLM Record of Decision. The BLM has worked closely with the other permitting agencies in the preparation of this document including the Environmental Protection Agency (EPA), the Nuclear Regulatory Commission (NRC), the State of Wyoming Department of Environmental Quality (WDEQ), the Wyoming Game and Fish Department and Sweetwater County, Wyoming. The NRC issued Lost Creek ISR, LLC a license in August 2011. The WDEQ issued the project a permit to mine in October 2011. The Project also has an EPA approved aquifer exemption for injection into the mining zones and a permit for the construction and operation of Class I injection wells for the disposal of excess water.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Roger L. Smith, CFO/CAO
Ur-Energy Inc.
10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127
Telephone: 720-981-4588

9.	Date of Report

August 17, 2012

Schedule A

Ur-Energy Receives the Lost Creek Final Environmental Impact Statement from BLM

Littleton, Colorado (PR Newswire – August 17, 2012) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) (“Ur-Energy” or the “Company”) is pleased to announce that the Bureau of Land Management (BLM) Rawlins Field Office has released the Final Environmental Impact Statement (EIS) for the proposed Lost Creek uranium in situ recovery project in Sweetwater County, Wyoming.

The BLM has selected the Drying Yellowcake On-Site Alternative as the preferred alternative in the Final EIS. This action involves drying the uranium oxide into a solid yellowcake product. Housing the drying-packaging facility within the processing plant will reduce shipments from the site, resulting in fewer transportation-related impacts, fewer wildlife disturbances, and cleaner air quality. The Final EIS is not a decision document. A Record of Decision is expected to be signed shortly after the Final EIS availability period closes thirty (30) days from today.

Wayne W. Heili, President and CEO of the Company stated, “I am extremely pleased to share news of this significant development for Ur-Energy’s flagship project. The completion of the Final EIS by the BLM marks the start of a very exciting time for Ur-Energy and its shareholders. During the next 30 days our technical team and general contractor will be finalizing schedules and logistics for ground breaking and the commencement of construction activities at the project site.”

The Lost Creek Project will be fully authorized for construction with the receipt of the BLM Record of Decision. The BLM has worked closely with the other permitting agencies in the preparation of this document including the Environmental Protection Agency (EPA), the Nuclear Regulatory Commission (NRC), the State of Wyoming Department of Environmental Quality (WDEQ), the Wyoming Game and Fish Department and Sweetwater County, Wyoming. The NRC issued Lost Creek ISR, LLC a license in August 2011. The WDEQ issued the project a permit to mine in October 2011. The Project also has an EPA approved aquifer exemption for injection into the mining zones and a permit for the construction and operation of Class I injection wells for the disposal of excess water.

The Company is anticipating a six to nine month timeframe for construction and commissioning of the Lost Creek facilities. First production will follow in late spring or early summer of 2013.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

Cautionary Note Regarding Forward-Looking Information

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the timing of receipt of the BLM record of decision and commencement of construction and production at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Reader should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.